                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                (AMENDMENT NO. 1)

                             NACCO INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   629579 10 3
                     ------------------------------------
                                 (CUSIP NUMBER)

                              ALFRED M. RANKIN, JR.
                             5875 LANDERBROOK DRIVE
                        MAYFIELD HEIGHTS, OHIO 44124-4017
                                 (216) 449-9600
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                FEBRUARY 6, 1998
                     ------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1 (b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

                  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  629579 10 3                               13D                           Page   2    of   4   Pages
          ----------------                                                              ------    -----
--------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         Alfred M. Rankin, Jr.
---------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a) [ ]
                                                                                              (b) [X]
---------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
---------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                  [ ]
            ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
---------------------------------------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER

                                                          147,939
                                         ----------------------------------------------------------------------
               NUMBER OF                      8       SHARED VOTING POWER
                 SHARES
              BENEFICIALLY                                878,991
                OWNED BY                 ----------------------------------------------------------------------
             EACH REPORTING                   9       SOLE DISPOSITIVE POWER
              PERSON WITH
                                                          147,939
                                         ----------------------------------------------------------------------
                                              10      SHARED DISPOSITIVE POWER

                                                          878,991
---------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,026,930
---------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                          [ ]

---------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     15.8 %
---------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
---------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                  SCHEDULE 13D

CUSIP NO. 629579 10 3                                         Page 3 of 4 Pages
---------------------                                         -----------------


         This Amendment No. 1 to Schedule 13D (the "Amendment") is hereby filed to correct certain inaccuracies and omissions with respect to the beneficial ownership of shares of Class A Common Stock (the "Class A Common") of NACCO Industries, Inc. (the "Company") as reported in the Schedule 13D filed by the Reporting Persons on February 18, 1998 (the "Original Filing"). This Amendment discloses only changes in information from the Original Filing. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Original Filing.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        ------------------------------------

         The sixth paragraph under the heading "Item 5. Interest in Securities of the Issuer" in the Original Filing reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr. is hereby deleted and replaced in its entirety as follows:

                  ALFRED M. RANKIN, JR. Mr. Rankin (a) shares with National City Bank, a national banking association ("NCB"), the power to vote and dispose of 2,000 shares of Class A Common pursuant to the Agreement with Clara L. T. Rankin dated September 22, 1988, creating a trust for the benefit of her grandchildren;
(b) shares with NCB the power to vote and dispose of 48,000 shares of Class A Common pursuant to the Agreement with Clara L. T. Rankin dated July 12, 1967, creating a trust for the benefit of her grandchildren; (c) shares with NCB the power to vote and dispose of 25,608 shares of Class A Common held by the AM Rankin, Sr. Trust A for the benefit of grandchildren; (d) shares with Helen Rankin Butler the power to vote and dispose of 23,966 shares of Class A Common held in a trust for the benefit of Helen Rankin Butler; (e) shares with Clara T. Rankin the power to vote and dispose of 23,966 shares of Class A Common held in trust for the benefit of Clara T. Rankin; (f) shares the power to dispose of 738,295 shares of Class A Common with RMI and the other Reporting Individuals;
(g) has the sole power to vote and dispose of 119,339 shares of Class A Common under the Agreement dated August 30, 1967, creating a trust for the benefit of Mr. Rankin; (h) has the sole power to vote and dispose of the 25,000 shares of Class A Common issuable upon the exercise of options exercisable within 60 days of the date hereof; (i) has the sole power to vote and dispose of an additional 3,600 shares of Class A Common; and (j) is deemed to share with his spouse the power to vote and dispose of 17,156 shares of Class A Common owned by his spouse (Victoire G. Rankin) because she resides with him. Collectively, the 1,026,930 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 15.8% of the Class A Common outstanding as of February 6, 1998. The business address of each of Clara T. Rankin and Victoire G. Rankin is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. Clara T. Rankin and Victoire G. Rankin are not employed. The business address of Helen Rankin Butler is Camp Aloha Hive, RR #1, Box 289, Fairlee, VT 05045. Mrs. Butler is employed as the Director of Camp Aloha Hive. To the knowledge of the Reporting Persons, during the last five years, Helen Rankin Butler, Clara T. Rankin or Victoire G. Rankin have not (individually or collectively) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

CUSIP NO. 629579 10 3                                         Page 4 of 4 Pages
---------------------                                         -----------------

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 1998

                        Name: RANKIN ASSOCIATES II, L.P.

                        By:     Rankin Management, Inc.,
                                its Managing Partner

                                By:     /s/ Alfred M. Rankin, Jr.
                                        -----------------------------------
                                        Alfred M. Rankin, Jr., President

                        Name: RANKIN MANAGEMENT, INC.

                        By:     /s/ Alfred M. Rankin, Jr.
                                -------------------------------------------
                                Alfred M. Rankin, Jr., President


                        /s/ Alfred M. Rankin, Jr.
                        ---------------------------------------------------
                        Name:  ALFRED M. RANKIN, JR.

                        Name: RANKIN MANAGEMENT, INC.

                        By:      /s/ Alfred M. Rankin, Jr.
                                -------------------------------------------
                                 Alfred M. Rankin, Jr., President

                                 Attorney-in-Fact for Clara L. T. Rankin*
                                 Attorney-in-Fact for Thomas T. Rankin*
                                 Attorney-in-Fact for Claiborne R. Rankin*
                                 Attorney-in-Fact for Roger F. Rankin*
                                 Attorney-in-Fact for Bruce T. Rankin*

----------
* The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in
         Exhibit 2 at page 16 and in Exhibit 4 at pages 25 through 26 of the Original Filing.